SIMPSON THACHER & BARTLETT LLP

1999 AVENUE OF THE STARS, 29TH FLOOR

LOS ANGELES, CA 90067-4607

(310) 407-7500

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(310) 407-7505	twuchenich@stblaw.com

October 3, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Re: Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Mr. Ingram:

On behalf of Oaktree Capital Group, LLC (the “Company” or “OCG”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of the Company’s Class A units. The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 3, each reflecting changes against Amendment No. 2 to the Registration Statement filed on September 2, 2011.

We are providing the following responses to your comment letter, dated September 16, 2011, regarding Amendment No. 2 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

Summary Historical Financial Data, page 14

1.	You present several non-GAAP segment measures under the caption “Segment Income Data.” Please separately present your non-GAAP segment measures and provide appropriate footnote references to your discussion and reconciliation of these measures.

Please see the revised disclosure on pages 14, 15 and 16 of Amendment No. 3.

2.	Please delete your presentation of Economic Net Income. We believe the presentation of this measure is not appropriate for several reasons, including, but not limited to the following:

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Management has chosen “method 1” to prepare your financial statements and your auditors opined on your financial statements, including the use of “method 1.” Therefore, we do not believe it is appropriate to present a measure that presents a change from this preferable method.

•

We note that you are presenting this measure to provide Class A unitholders with a measure that shows the financial performance of your segment by applying the same “method 2” approach to accounting for incentive income followed by certain other asset managers. However, because the underlying financial statements of other asset managers most likely have other accounting policies that differ from the company, we do not believe it is appropriate to adjust for this accounting policy only.

In response to the Staff’s comment, we have deleted our presentation of Economic Net Income. Please see the revised disclosure on pages 14, 15 and 16 of Amendment No. 3.

Risk Factors, page 18

If we fail to maintain effective internal controls over our financial reporting . . . . , page 45

3.	We note your disclosure regarding your significant deficiency. In this risk factor, please disclose when the significant deficiency was discovered and when you anticipate full remediation.

Please see the revised disclosure on pages 45 and 46 of Amendment No. 3.

Organizational Structure, page 61

4.	We note your revised disclosures provided in response to comment seven in our letter dated August 16, 2011. Please clarify, if true, that the OCGH unitholders are not entitled to request an equivalent amount of cash based on then-prevailing market prices. Please also revise the disclosures in Note 10. Equity-Based Compensation on page F-37 and Note 9. Equity-Based Compensation on page F-72 to disclose the revised exchange mechanism you discussed on page 10 of the filing.

The Company confirms for the Staff that the OCGH unitholders are not entitled to determine the type of consideration to be received upon exchange of any OCGH units. Please see the revised disclosure on pages 12, 13, 42, 46, 52, 65, 68, 69, 70, 183, 191, 202, 205, 214, 215, 231, 254 and F-43 of Amendment No. 3.

The Company acknowledges the Staff’s comment regarding Note 10. Equity-Based Compensation on page F-37 and Note 9. Equity-Based Compensation on page F-72. The Company respectfully advises the Staff that the Second Amended and Restated Exchange Agreement, which will contain the revised exchange mechanism, has not yet been executed. Accordingly, this future event is not disclosed in the footnotes to the financial statements.

Our Manager, page 64

5.	We partially reissue comment eight in our letter dated August 16, 2011. Please clarify why you will cause Oaktree Operating Group to issue new Oaktree Operating Group units to you if you issue Class A units outside the OCGH unit for Class A unit exchange you describe in the first paragraph on page 65. Specifically, please explain why it is necessary to “maintain the parity between the outstanding Class A units and Class B units and the number of outstanding Oaktree Operating Group units.” In this regard, we note your disclosure on page 193 regarding the exchange process for OCGH units for Class A units and that OCGH will redeem its units from the Intermediate Holding Companies in exchange for Oaktree Operating Group units.

Please see the revised disclosure on page 65 of Amendment No. 3.

Selected Financial Data, page 73

6.	You present incentives created (fund level) and accrued incentives (fund level) without deduction for direct compensation expense that is owed to your investment professionals associated with the particular fund when you earn the incentive income. Please balance this disclosure with the presentation of these amounts net of such expenses.

Please see the revised disclosure on pages 15, 17, 74 and 75 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

Accrued Incentives (Fund Level), page 85

7.	Expand your disclosures to provide a tabular presentation of the direct compensation that is owed to your investment professionals associated with the fund when you earn the incentive income. Alternatively, present a tabular presentation of your accrued incentives (fund level) net of incentive income compensation.

Please see the revised disclosure on page 85 of Amendment No. 3.

Consolidated Results of Operations, page 91

8.	For each period presented, expand your disclosures to discuss net (income) loss attributable to non-controlling redeemable interests in consolidated funds and to provide the computations of such amounts to provide investors with a better understanding of the underlying reasons for changes in these line items from period to period. In this regard, we note that net (income) loss attributable to non-controlling redeemable interests in consolidated funds for the years ended December 31, 2008, 2009 and 2010 was 90%, 102% and 104% of net income (loss) for the respective periods and net (income) loss attributable to non-controlling redeemable interests in consolidated funds for the six months ended June 30, 2011 was 112% of net income for the period.

Please see the revised disclosure on pages 91, 96, 99, 102 and 104 of Amendment No. 3.

9.	We note your expanded disclosures provided in Note 9. Unitholders’ Capital in response to comment 31 in our letter dated August 16, 2011. Please further explain how you calculated the Oaktree Operating Group net loss and disclose the economic interest in the Oaktree Operating Group owned by OCGH as of each period represented that was used in the allocation.

Please see the revised disclosure on page 91 of Amendment No. 3.

Summary Historical Financial Information, page 14

Liquidity and Capital Resources, page 121

Distributable Earnings, page 123

10.	You indicate that distributable earnings is a non-GAAP segment measure of your segment’s liquidity. We have the following comments regarding this measure.

•

Your reconciliation of distributable earnings to net loss attributable to Oaktree Capital Group LLC appears inconsistent with the requirement in Item 10(e)(1)(i) of Regulation S-K to reconcile non-GAAP measures to their most comparable GAAP financial measure. In this regard, net loss attributable to Oaktree Capital Group LLC is a GAAP performance measure. Please advise or revise accordingly.

•

If you continue to present distributable earnings as a liquidity measure, we remind you, as indicated in the Division of Corporation Finance’s Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.06, that you should disclose the three major categories from the statements of cash flows when a non-GAAP liquidity measure is presented.

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You indicate that, in part, you use distributable earnings to determine equity distributions from the Oaktree Operating Group. However, we note in your risk factor information on page 48 that the declaration, payment and determination of the amount of your quarterly distribution, if any, will be at the sole discretion of your board of directors. Please revise your disclosures surrounding your presentation of distributable earnings throughout your filing to include this cautionary information.

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Your distributable earnings were $381.0 million, $406.4 million and $628 0 million for the years ended December 31, 2008, 2009 and 2010 while actual distributions were only $30.4 million, $14.8 million and $49.2 million for the respective periods. Please balance any discussion of distributable earnings with your actual distributions and discuss why actual distributions were significantly less than distributable earnings.

•

We note under the Cash Distribution Policy section on page 71 that you intend to distribute substantially all your excess cash flow, as determined by your board of directors after taking into account factors it deems relevant, such as, but not limited to, working capital levels, known or anticipated cash needs, business and investment opportunities, general economic and business conditions, your obligations under your debt instruments or other agreements, your compliance with applicable laws, the level and character of taxable income that flow through to your Class A unitholders, the availability and terms of outside financing, the possible repurchase of your Class A units in open market transactions, providing for future distributions to your Class A unitholders and growing your capital bases. Based on this disclosure, it appears that your excess cash flow, as determined by your directors, is your basis for determining equity distributions rather than distributable earnings. Please address this apparent inconsistency.

•

As indicated in your risk factor disclosures on page 48 and your cash distribution policy on page 71, it appears that distributable earnings may merely be a starting point for your board of directors’ determination of actual distributions. If this is the case, tell us what consideration you have given to presenting this measure solely within your discussion of your cash distribution policy on page 71 and indicating how this measure is calculated rather than attempting to reconcile it to the most directly comparable GAAP measure.

The Company has revised its presentation of distributable earnings under “Prospectus Summary,” “Risk Factors,” “Cash Distribution Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis—Distributable Earnings” in Amendment No. 3 to clarify that distributable earnings is a supplemental non-GAAP performance measure, and not a liquidity measure, and has moved the presentation of “Distributable Earnings” from “Liquidity and Capital Resources” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company has elected not to present distributable earnings solely under “Cash Distribution Policy” because it believes that distributable earnings is meaningful to potential investors and has thus included the calculation and reconciliation for distributable earnings under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company respectfully submits that including the calculation and reconciliation under “Cash Distribution Policy” would be unnecessarily duplicative.

Distributable earnings, which is derived from the Company’s segment results, is intended to show the amount of realized earnings at the Oaktree Operating Group level without the effects of the consolidated funds for purposes of, among other things, determining amounts available for equity distributions from the Oaktree Operating Group.

Distributable earnings differs from ANI in that it excludes investment income (loss), which is largely non-cash in nature, includes the portion of fund distributions to OCG that represents realization of investment income and is net of Oaktree Operating Group income taxes. As compared to the most directly comparable GAAP measure of net loss attributable to OCG, distributable earnings also excludes the effect of: (1) non-cash equity compensation charges, (2) income taxes and expenses that OCG or its Intermediate Holding Companies bear directly and (3) the adjustment for the OCGH non-controlling interest subsequent to May 24, 2007.

Additionally, the Company has conformed its disclosure throughout Amendment No. 3 to clarify that the declaration, payment and determination of the amount of the Company’s quarterly distributions, if any, are at the sole discretion of the Company’s board of directors.

Please see the revised disclosure on pages 11, 12, 16, 47, 48, 71, 123 and 124 of Amendment No. 3.

Executive Compensation, page 178

Compensation Discussion and Analysis, page 178

11.	We note your revised disclosure in response to comments 17 and 18 in our letter dated August 16, 2011. Please discuss how you determined the amount of compensation to be awarded to each named executive officer, including Mr. Frank. For compensation elements where the amount awarded depends on a right to receive a portion of incentive income, management fees, or annual profits, please disclose the percentage amount for each NEO in 2010 and how you determined the applicable percentage amount.

Please see the revised disclosure on pages 185, 186 and 187 of Amendment No. 3. As the Staff will note, the revised disclosure details how the Company determines the amount of other compensation to be awarded to each named executive officer, including Mr. Frank. Additionally, the revised disclosure details how the Company determines the applicable percentage amount for each named executive officer for each element of other compensation. However, the Company respectfully has not included disclosure regarding the specific percentage amounts for each element of other compensation for each of the Company’s named executive officers because the Company respectfully submits that disclosure of such percentages on an element-by-element, fund-by-fund basis for each named executive officer would be neither meaningful nor helpful to an investor trying to understand the Company’s compensation practices and policies.

The Company submits that applying the principles-based approach articulated in the Staff’s adopting release to the Executive Compensation and Related Person Disclosure Rules to the Company’s specific compensation practices, the relevant disclosure for investors is the breakdown by each element of the aggregate dollar compensation the named executive officers receive under other compensation as a result of their right to receive percentage interests of profit sharing, carried interest or incentive income and asset-based management fees, which is discussed in narrative form on pages 185, 186 and 187 of Amendment No. 3 and discussed in tabular form in the “All Other Compensation Supplemental Table” on page 189 of Amendment No. 3. The Company respectfully notes that other alternative asset managers have adopted similar disclosure formats to address the unique compensation practices of the asset management industry.

Although the Company acknowledges that the examples set forth in Item 402(b)(2) of Regulation S-K would seem to indicate by analogy that disclosure of specific percentage amounts would be required, the Company respectfully refers to the Adopting Release to the Executive Compensation and Related Person Disclosure Rules, Release Nos. 33-8732A; 34-54302A (71 FR 53158, Sept. 8, 2006), which states: “A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required.” The Company further notes the Staff’s guidance in the adopting release referenced above, which states: “As with all disclosure in the Compensation Discussion and Analysis, a company must evaluate the specific facts and circumstances of its grants of options and equity-based instruments and provide such disclosure if it supplies material information about the company’s compensation objectives and policies for named executive officers.”

The Company believes that, after evaluating the specific facts and circumstances of its compensation to executive officers, it has presented the information that would be material to investors, which information is described in the second paragraph of this response and which follows the precedent set by other recent issuers in the alternative asset management industry. The Company further believes that the disclosure of individual fund-by-fund profit interests, carried interests or incentive interests would result in the accumulation of unnecessary detail that would not promote an investor’s understanding of the Company’s executive officer compensation. Moreover, the Company believes that the risk of investor confusion is further increased by the fact that financial statements for individual funds are not included, nor are they required to be included, in the Registration Statement. Consequently, investors would neither be able to apply or derive the individual percentages of individual funds to calculate the dollar amount earned in such applicable year.

With respect to Messrs. Karsh’s, Frank’s, Kaplan’s and Kramer’s right to receive percentage interests of the incentive income generated by the Company’s funds, the carry pools for each NEO consist of a large number of different funds, ranging between six and twenty-five different funds depending on the particular named executive officer. The percentages granted to each named executive officer are set early in a fund’s existence, at a point in time when the Company does not know how large the fund will become, how it will perform or when (if ever) the fund will yield payments to the carry pools (which under the terms of the relevant fund generally only occurs after the fund has returned all capital contributions to its investors, plus an 8% preferred return). Similarly, Messrs. Kaplan and Kramer receive a percentage of the management fee paid by eleven and nine separate funds, respectively. The percentages granted to each of Messrs. Kaplan and Kramer are generally set before the fund begins soliciting investors, at a time when Oaktree does not know how large the fund will be and what the fund’s management fee rate (which is subject to negotiation with investors) will be. Accordingly, the Company respectfully submits that disclosure of the percentages of incentive income or management fee sharing on a fund-by-fund basis is not meaningful to an investor trying to understand the Company’s compensation practices and policies. Likewise, disclosure of the specific profit participation payments for Messrs. Frank and Kirchheimer could obfuscate the Company’s disclosure by suggesting to investors that the individual percentages are a current, meaningful number. The Company submits that highlighting the individual percentages will undermine a principles-based disclosure since the percentages themselves will overshadow the amounts actually paid, which is already disclosed in the Summary Compensation Table and Other Compensation Table. Moreover, a recitation of myriad percentages set years before could only serve to make the disclosure more opaque and harder for an investor to follow.

Benefits Payable Upon Termination of Employment Due to Death or Disability, page 191

12.	We note your revised disclosure in response to comment 19 in our letter dated August 16, 2011. We further note that you did not assign values to the rights of participating NEOs to continue to participate in distributions of incentive income as it is not possible to quantify the right to receive a future stream of payments that are variable in nature. Please note that Instruction No. 1 to Item 402(j) of Regulation S-K requires you to provide quantitative disclosure for these rights to incentive income, applying the assumptions that the resignation or other event took place on the last business day of your last completed fiscal year. In the event that uncertainties exist as to the amounts involved, you are required to make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payment and disclose material assumptions underlying such estimates or estimated ranges in its disclosure. Please revise your disclosure accordingly.

Please see the revised disclosure on pages 199 and 200 of Amendment No. 3.

Material U.S. Federal Tax Considerations, page 224

13.	We note the disclosure on page 234 that “[i]t is expected that Oaktree Holdings, Ltd. will be a [Controlled Foreign Corporation] . . . .” It is unclear whether this statement describes the company’s expectation, counsel’s assumption, or counsel’s opinion. Please revise the disclosure accordingly. Additionally, since counsel is required to provide a firm conclusion regarding each material federal income tax consequence to investors, please arrange for counsel to avoid the word “generally” when opining on material tax consequences.

Please see the revised disclosure on pages 238, 240, 241 and 243 of Amendment No. 3.

Financial Statements, Page F-1

2. Summary of Significant Accounting Policies, page F-9

Incentive income compensation expense, page F-14

14.	We note your revised disclosures provided in response to comment 28 in our letter dated August 16, 2011. As previously requested, please revise your disclosures to clarify when the employee receives the incentive income compensation.

Please see the revised disclosure on page F-14 of Amendment No. 3.

10. Equity-Based Compensation, page F-37

15.	Your disclosure indicates that the marketability discount also reflects differences between the distribution rates applicable to the Class A units and the higher distributions related to the OCGH units, resulting in a reduction of the discount that would otherwise be determined from comparable company restricted stock studies. Please separately disclose the premium assigned to the OCGH units related to their greater distributions. Also, as previously requested, disclose the specific factors that impacted the discount rate used for each period presented. That is, why did the discount rates increase from 10% in 2008 to 25% in 2009 and to 30% for 2010 and how did you determine those rates were appropriate? You may provide this information herein or in your critical accounting policy disclosures.

The distributions associated with Class A units are one of several factors that are considered in adjusting downward the discount otherwise determined from comparable company restricted stock studies, but the impact is not specifically quantified. Further, because the valuation is predicated on the Class A unit market value, which incorporates the value of associated distributions, the difference between Class A unit distributions and OCGH unit distributions is not a significant factor in the valuation, and the Company has removed the disclosure regarding distributions.

The discount rates reflect the availability, through the passage of time, of increasing empirical evidence on the lack of marketability of OCGH units and Class C units, specifically the lack of any conversions into Class A units and the lack of liquidity in the trading of Class A units on the GSTrUE OTC market. Additionally, awards granted to principals and employees subsequent to the 2007 Private Offering (the “Offering”) have not been significant relative to awards granted prior to the Offering. For example, in 2010, $20.2 million, or 2.1%, of the $949.4 million equity compensation expense was attributable to units granted after the Offering.

Please see the revised disclosure on page F-38 of Amendment No. 3.

* * * * * * * * * *

Please do not hesitate to call Thomas Wuchenich at (310) 407-7505 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Tracey Houser

Jeanne Baker

Jessica Kane

Oaktree Capital Group, LLC

Todd E. Molz

Sullivan & Cromwell LLP

Patrick S. Brown